FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 21st May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS

Date of Notification:	20 May 2008
Today’s date:	21 May 2008
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	20 May 2008

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:

Directors who have interests in employee share plans (names listed below)

Nature of the transaction:

Exercise of stock options and / or stock appreciation rights in relation to one of the group employee share plans

Consideration for the transaction:

Consideration paid upon exercise of the options or rights is the market value of the shares underlying the option or rights at the time of the grant(s).

Classes of security:

Royal Dutch Shell Class A - American depositary receipt (“RDS.A”)

Directors

Linda Cook	15,000 at USD 52.075	RDS.A	(listed on NYSE)
	2,175 at USD 56.338	RDS.A	(listed on NYSE)

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 21 May 2008